Mail Stop 4561

March 31, 2009

Louis E. Silverman, President and CEO
Quality Systems, Inc.
18111 Von Karman Ave., Suite 600
Irvine, California 92612

> **Re:** **Quality Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 12, 2008**
> **Form 10-K/A filed July 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 001-12537**

Dear Mr. Silverman:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 3

1.   You do not appear to have made the disclosures required by Item 101(e)(4) of Regulation S-K. Specifically, you have not disclosed whether you make available free of charge on your website your annual reports, quarterly reports, current reports, and amendments thereto as soon as reasonably practicable after filing. Please advise.

Item 1A. Risk Factors, page 10

"We face significant, evolving competition . . .," page 10

2.   You disclose that there has been significant merger and acquisition activity among a number of your competitors in recent years, and that transaction induced pressures or other related factors may result in price erosion or other negative market dynamics that could adversely affect your business, results of operations, and financial condition. Please clarify whether you have experienced any pricing pressure in your industry that has resulted in discounting of system sales, and if so, whether you considered disclosing any impact that this may have had on your revenues.

"Because we believe that proprietary rights are material to our success . . .," page 14

3.   You disclose that you are heavily dependent on contractual agreements to protect your intellectual property. However, there is no discussion of the importance of any such license agreements in your business section. Please advise. See Item 101(c)(1)(iv) of Regulation S-K.

"We are dependent on our license rights and other services from third parties . . .," page 15

4.   You disclose that you rely on licenses from third parties for some of the technology used in your products, and that if you cannot continue to use such technology under commercially reasonable terms you may have to discontinue, delay, or reduce product shipments or services. Please tell us what consideration you gave to filing such agreements as material contracts upon which your business is substantially dependent pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended March 31, 2008

Item 11. Executive Compensation, page 7

Compensation Discussion and Analysis

Base Salary, page 8

5.   We note your statement that you determine base salaries based in part on peer compensation levels. Please tell us whether you are engaged in benchmarking, and, if so, identify the benchmark and disclose the component companies, if applicable. Please also provide a concise discussion of how comparative compensation information is used relative to the other factors you discuss,

including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Division of Corporation Finance's compliance and disclosure interpretations of Regulation S-K for more information.

Cash and Equity Incentive Programs

Fiscal Year 2008 Incentive Program, page 8

6.   You state that certain "operational requirements" are material to your annual cash incentive determinations for Mr. Silverman and Mr. Cline, and certain "qualitative goals" are material to similar determinations for Mr. Holt. Please advise why you have not discussed these compensation elements in material detail.

7.   For each of the cash and equity incentive performance bonuses, you should disclose how the maximum compensation levels for the named executive officers were determined.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements, page 2

Condensed Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

8.   We note that your accounting policy in your Form 10-K for the year ended March 31, 2008 indicated that VSOE is the price "when the same element is sold separately (using a rolling average of standalone transaction)." Your disclosures in your Form 10-Q for the period ended December 31, 2008 indicate that VSOE is established using the bell shape curve method or by stated renewals. Please tell us whether there has been a change in the method of establishing VSOE and if so, explain why there was a change in your policy.

9.   Your disclosures indicate that VSOE of maintenance services is based on the bell shape curve method. Please explain the methodology and assumptions used and tell us how you evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address how you can reasonably estimate fair value if your VSOE varies from customer to customer. As part of your response, tell us the percentage range allowed for your pricing of

maintenance services that you consider to be representative of VSOE and how you considered the guidance in paragraph 10 of SOP 97-2.

10.   Your disclosures indicate that for your larger customers VSOE is based on stated renewal rates "only if the rate is determined to be substantive and falls within the Company's customary pricing practices." Please tell us how you determine whether renewal rates are substantive and tell us what percentage of your customers actually renew at the stated rates. Please also explain what you mean by "customary pricing practices."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

For the Three-Month Periods Ended December 31, 2008 versus 2007

System Sales, page 32

11.   We note that in your Form 10-K for the fiscal year ended March 31, 2008, you quantified the sale of additional licenses to existing customers, as increasing from $23.3 million to $31.3 million from fiscal 2007. Please tell us whether you considered providing similar quantification of sales as between new versus existing clients in your quarterly report. Please also tell us whether you considered disclosing the extent to which any change in such mix has contributed to the decline in implementation services.

Item 4. Controls and Procedures, page 45

12.   You disclose that your disclosure controls and procedures "result in the effective recordation, processing, summarization and reporting of information that is required to be disclosed in the reports that we file under the Exchange Act and the rules thereunder." Refer to our letter dated January 12, 2006, regarding our limited review of your Form 10-K for the fiscal year ended March 31, 2005, in which we noted that Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008 and confirm that you will conform your disclosure in future filings. This comment

also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

13.   You state that no "significant" changes have occurred in your internal control over financial reporting during the quarter ended December 31, 2008. Please confirm, if true, that there were no changes that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting, without qualification as to significance, and confirm that you will provide similar disclosure in future filings. This comment also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that each filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or Christine Davis, Assistant Chief Accountant, at (202) 551- 3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant